EZJR, Inc.
                              A Nevada Corporation
                        2235 E. Flamingo, Suite 114
                             Las Vegas, NV  89119
               Telephone: (702) 631-4251  o  Fax:  (702) 221-1963



May 26, 2010


VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

Mail Stop 3030

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Jay Mumford, Attorney

Re:    EZJR, Inc.
       Registration Statement on Form 10
       Amended January 29, 2010
       File No.:  000-53810

Dear Mr. Mumford:

On behalf of EZJR, Inc. (the "Company"), this letter responds to your February 19, 2010 comment letter, concerning our Registration Statement on Form 10. Please excuse our delay in answering this comment letter; however, we did not receive the consent letter for the Form 10 from our auditor until yesterday. A marked copy of our revisions to the Registration Statement is enclosed for your reference. We respectfully note the Staff's comments, and for your convenience, each of the comments has been reproduced below, followed by the Company's response to such comment.

1. Please provide current disclosure. For example, we note your September 23, 2008 disclosure on page 30.

Response: We respectfully note the Staff's comment. We reviewed our filed documents, and we could find no document filed on September 23, 2008. We did file a Form 10-K with the Commission on September 25, 2009, dated September 24, 2008. Page 30 of this report deals with the Company's accounting's control and procedures, which has not changed since this report.

2. It does not appear that you have included your response to our November 24, 2009 comments in the Edgar file for the registrant with the CIK 1402453, therefore we reissue prior comment 1.

Response: We respectfully note the Staff's comment. It appears that we are not clear in understanding your comment. It is our understanding to "submit those responses and any subsequent correspondence regarding our filings to our Edgar file." We did file all previous correspondence from EDGAR File No. 000-53810 to File No. 000-1402453. With this comment letter, we are filing the last Form 10-K from EDGAR File No. 000-53810 to File No. 000-1402453. Please advise if there is anything else we should do.

Business History, page 3
------------------------

3.  Please expand your response to prior comment 2 to:

  o analyze the relevant authority on which you relied to conclude that you provided adequate public information to the shareholders and trading markets such that the spin-off did not require registration under the Securities Act;

  o describe specifically the substance of the "medical device business" that existed at the time that the board decided to spin off IVPSA; and

  o demonstrate clearly whether the "medical device business" that existed at the time that the board decided to spin off IVPSA had minimal operations or assets as contemplated in section 4.B.4 of Staff Legal Bulletin No. 4 (September 16, 1997).

Response: All shares issued by the Company were issued under Section 4(2) of the Securities Act of 1933. IVPSA made an effort to register the dividend spin-off, and withdrew its registration on March 20, 2008. Since the shares were not registered, the shareholders of IVPSA received restricted unregistered stock in the Company. In this case, we believe that parent company acted as an underwriter and as a selling shareholder. Since this was not a registered spin-off, the restricted shares would fall under Rule 144.

The stock dividend to the Eaton shareholders was motivated by a valid
business purpose.   First, Eaton's board of directors determined that the
stock dividend would provide Eaton's shareholders with an opportunity to share in the future income, if any, as it pursues a medical device opportunity with the Cleveland Clinic. The Board believed the dividend would enhance shareholder value and permit IVPSA to focus on its respective strategic directions in developing a medical with the Cleveland Clinic.
The interests medical devices conflicted with the new direction of Eaton.

The stock dividend separated such interests into two entities to further protect the rights of the securityholders of each of Eaton. While a dividend spin-off of the medical device opportunity present another opportunity for the Company, it turned out to be timely, in that the Company took on a new focus area, and its former management was able to take over the medical device opportunity. Management believed the spin-off dividend satisfied the valid business purpose test. In certain "no-action" requests, the Staff has looked to the economic substance of transactions rather than
to their form.   By doing so, the Staff has not viewed transactions such as the dividend spin-off as a disposition of securities for value, but rather as a means of facilitating a policy decision of the distributing entity based on business reasons.

With regards to Section 4.B.4 of Staff Legal Bulletin No. 4 "Valid Business Purpose for Spin-Off," management believed that there was a valid business purpose for a spin-off. For the previous year, the Company was in talks with the Cleveland Clinic to obtain and negotiate an Exclusive Option Agreement that would possibly lead to the Licensing Agreement to develop a medical device, invented by on the physicians at the Cleveland Clinic. As the negotiation progressed, management recognized that this was an opportunity for the Company, and in order not to compete for financing, a separate entity needed to be formed. Staff Legal Bulletin No. 4 states that "the Division has recognized the following as examples of valid business purposes for a spin-off: [bullet point] "enhancing access to financing by allowing the financial community to focus separately on each business. Further, this dividend spin-off eventually allowed management of each business to focus solely on that business. This complies with Section 4.B.4 of Staff Legal Bulletin No. 4.


4. Your response to prior comment 3 attempts to address the November 2006 spin off; however, the comment addressed the July 2008 EZJR acquisition. Therefore, we reissue the comment. Please tell us how the company you acquired in the July 2008 transaction complied with the Exchange Act rules regarding proxy statements and information statements in connection with obtaining approval for that July 2008 transaction.

Response: The original EZJR business plan was to find a merger candidate or business acquisition transaction to take over its fully reporting requirements. As disclosed in its filings, the original EZJR had no assets and one shareholder. IVPSA acquired EZJR in July, 2008. At the time of the acquisition, IVPSA was not a reporting company. It was not required to file any reports with the U. S. Securities and Exchange Commission. The Board of Directors of each Company approved the acquisition. The original EZJR had only one (1) shareholder, who not only was notified of the acquisition, but approved the acquisition, when he signed the "Acquisition Agreement and Plan of Merger."

5. On page 3 you disclose that you acquired the shares or EZJR in July 2008; however, on page 29, you say that the shares were cancelled. Please reconcile. If all of the shares of the company you acquired were cancelled, who currently owns the equity of that company?

Response: When IVPSA acquired EZJR, it purchased all the shares in EZJR from its sole shareholder and thereafter cancelled these shares. We have reconciled disclosure on Page 3 that states "acquired and cancelled all of the outstanding shares."

As to the second part of your comment, the two companies filed Articles of Merger and became one Company (entity), under Nevada corporate law. Even though the original shares were cancelled, upon filing Articles of Merger, IVPSA acquired all of the equity and liabilities of EZJR. The shares were not cancelled prior to the acquisition, but after the acquisition of EZJR. Therefore, the acquiring entity owns the equity of that company.

6. Given that your response to prior comment 14 does not provide specific dates or the nature and result of each of your actions taken to develop the product in the past 12 months, we reissue that part of the comment. Include only actions that the registrant has taken, not actions of the Cleveland Clinic, Dr. Avitsian or other parties.

Response: As stated in prior comment 14, during the last twelve months, we have been searching, without success, for other engineering firms that can design this catheter to be mass produced on an economical basis. The problem we cannot resolve is how economically produce a catheter within a catheter whereby the inside catheter makes a 180 degree turn without crimping its opening to monitor blood levels. In other words, blood must be able to pass within the inner catheter without any blockage, after the inner catheter has made a 180 turn. We have been unable to find any engineering firms that can give us assurances to that this catheter design can be produced.

We want to be able to develop a medical device that allows an anesthesiologist to measure jugular venous oxygen saturation during a
surgical procedure.   Traditionally a catheter is inserted during surgery
into the jugular vein in a cephalad (toward the head) direction, with an catheter accessing the jugular bulb. The cephalad method is complex, time-consuming and could lead to complications. Traditionally, anesthesiologists and critical care physicians use caudad (toward the feet) catheter insertion to access the central venous system. The fear of complications with introducing a catheter towards the brain has discouraged the clinicians in using this monitoring method. The purpose of this invention, is to allow blood sampling during surgery from both directions in order to better monitor the patient during the operation.

We have been working with Dr. Avitsian to help us find another solution to this problem in order to make this catheter project feasible. We have discovered that we can add monitor devices within the catheter itself which would eliminate the need to make the 180 degree bend. The problem with this design, although effective, would not be cost effective to produce the catheter on a commercial scale. If we can find a way to use these catheter monitors in a way that would not be cost prohibited, we might have a viable commercial opportunity. This will take more time and money to properly evaluate.

Business of the Issuer, page 4
------------------------------

7. We note your response to prior comment 6; however, your disclosure in this section and throughout your document where you discuss your operations continues to lead investors to believe that you have substantive operations involving a medical device. However, it appears that your option to acquire the technology expired nearly one year ago, that your attempts to develop the technology have been unsuccessful, that you do not have any objective indications that the technology can be successful, and you have not taken substantial steps to develop the technology for over a year. Therefore, if the registrant currently has no substantial operations and there is currently no reasonably objective indication that your previous inability to progress with the disclosed technology can be reversed, you should revise your entire document substantially to remove the implication that you have substantive operations involving a medical device.

Response: Management is not ready to "throw in the towel." As stated in the last paragraph of the response in Comment 6 above, if the Company can find an engineering firm to embed a microchip in the catheter, at an economical price, there exists and opportunity to produce this catheter on a commercial basis. There may be a way to circumvent the bend in the catheter to obtain the necessary blood readings during anesthesiology. Management believes the embedded microchip technology offers a solution; however, Dr. Avitsian is concerned the cost to produce such a catheter might negate its commercial potential. Management needs to explore this type of technology and other options before it can be discounted. Further, to the Staff's comment above, the disclosures in the Company's document clearly state that the Option Agreement with the Cleveland has expired, and the Company is experiencing difficulties in developing this specialized catheter.


8. We note from your response to prior comment 4 that your major shareholders and the CEO of the company you acquired and his family also are involved with several other companies. With a view toward clarified disclosure, please tell us the nature of the business relationships between these individuals. Do they work together or with others to acquire, operate or sell companies? Is the registrant one of several companies that are or have been part of a business or investment plan involving those individuals?

Response: As disclosed in the Company's filings, the CEO and major shareholder collectively own 7,500,000 common shares of EZJR out of 10,873,750 issued and outstanding shares. In reviewing the shareholder list for the Company, all of the other family members of the CEO and major shareholder collectively own a total of 550 shares of the Company. This should eliminate any concern that the Registrant is part of a business or investment plan involving these individuals.

9. We note your response to prior comment 19, Note 5 on page 11 of the Form 10-Q that you filed on February 16, 2010, and statements like those in the Forms S-8 filed by AngioGenex on May 25, 2007 and Duska Therapeutics on May 3, 2007. It is unclear whether the registrant is part of a business or investment strategy related to the purchase and sale of companies and involving your officer and his friends or others. Please advise or revise.

Response: As stated and disclosed in the S-8 filings for AngioGenex and Duska, the shares were issued for legal services performed. There is no business or investment strategy related to these shares. The disclosure for legal services in the S-8 Registration Statement is correct. The total S-8 shares issued by AngioGenex amounted to 200,000 shares divided by four persons. The total S-8 shares issued by Duska amounted to 175,000 divided by
four persons.   These shares were issued to non-affiliates of these companies who performed legal services for these companies and no other purposes.


Prototype Development, Page 5
-----------------------------

10. We reissue prior comment 7 which sought disclosure in your document. Also, file your contract with Interplex as an exhibit to this registration statement.

Response: We have added disclosure in the Registration Statement that the Company spent $17,037 in research and development. See third paragraph Page
5. The Company did not have a contract with Interplex. The Company did enter into a Purchase Order. This Purchase Order has now been included in the Registration Statement as Exhibit 10.3. When the Company entered into this Purchase Agreement, it was the understanding between the Company and Interplex that Interplex would not exceed more than $25,000 in research costs without the Company's prior approval. The Company kept the lines of communication open with Interplex and determined that they would not be able to design the catheter based on the specifications given, and they spent $17,037 of the Company's money when that decision was made. At that point, the Company stopped its activities with Interplex, and no additional fees were charged to the Company.

11. We note your response to prior comment 8. Our comment sought for you to file as an exhibit the agreement with your officer to "continue to fund this project" as you describe on page 5 and page 24. As such, we reissue the comment.

Response: Please excuse the misinterpretation of prior comment 8. An exhibit has been filed the Company's officer that he agrees "continue to fund this project" as described on page 5 and page 24. See Exhibit 10.4.

Existing or Probable Government Relations, Page 9
-------------------------------------------------

12. We note your response to prior comment 9; however, your disclosure continues to be unclear regarding the nature of the FDA approval required for the technology. For example, on page 7, you describe the catheter as a "Class-II" device; however, in that same paragraph you mention a "PMA." In your bullet point on page 6 regarding Class II devices, you do not mention a PMA or clarify what FDA approval is necessary for a Class II device. Please clarify.

Response:  Based on our previous analysis that according to Title 21 CFR
880.5200 - Food and Drugs Part 880-General Hospital and Personal use devices, subpart F - General Hospital and Personal Use Therapeutic Devices - that the identification and classification of an Intravascular catheter falls under the Classification of Class II (performance standards), we eliminated the reference to PMA and we added additional disclosure concerning the FDA approval process for a Class II device.


Risk Factors, page 10
---------------------

13. We note your response to prior comment 11; however, the previous comments cited in that comment sought more than the limited information that your response suggests you provided. Therefore, we reissue those previous comments. We repeat those comments below:

  o Comment 14 from our letter dated November 24, 2009: We note your disclosure that your officer devotes his time to his family and other business activities. With a view toward disclosure here and in other sections of your document as appropriate, please identify for us each public company in which your officer has had an ownership interest in the past three years and that has had little or no revenue; also tell us whether each of those companies involved your other significant shareholder. It is unclear whether your document includes all required disclosure regarding your officer's experience and plans for the registrant.

Response: On Page 27, we have a chart that discloses the associated companies with EZJR, that includes: Eaton Laboratories, Basic Services and Generic Marketing Services, and their current status. It is these companies where the CEO and major shareholder of EZJR are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934. This is also disclosed in Risk Factor No. 19. With regards to smaller companies, the two major shareholder of EZJR purchased preferred stock in Political Calls April 24, 2006. This stock was subsequently sold by each individual on or about January 16, 2009. (See response to the next comment for additional information.)

  o Comment 24 from our letter dated November 24, 2009: With a view toward disclosure in appropriate sections of your document, please tell us about (1) each of the companies with which either of your major shareholders is currently affiliated and (2) any company with which either of your major shareholders was affiliated that was subsequently involved in a change-in-control transaction. Tell us what each of your major shareholders or their affiliates received in each of the transactions. For example, please tell us the consideration paid by these parties and what they received. Also tell us which of those companies generated substantial revenue before the change-in-control transaction. You may limit your response to those companies that were obligated to file reports under the Exchange Act before the change-in-control transaction.

Response: Our two major shareholders are currently affiliated with EZJR, Inc. and no other companies that are obligated to file reports under the Exchange Act at this time. As disclosed in the filing, they were previously affiliated with Eaton Laboratories, Basic Services and Generic Marketing Services. Upon the change of control of Eaton Laboratories, Basic Services, Inc., and Generic Marketing Services, the two major shareholders ceased to be affiliates of these companies.

None of these companies generated substantial revenue before the change-in-control transaction. In all of the above transactions, the two major shareholders did not receive any cash payments or additional shares of stock to facilitate the transaction(s). They received no additional consideration. They received their pro-rata dividend on the same basis as all of the other shareholders. To the best of their knowledge, they were not deemed affiliates with any other companies during the past three years. With regards to Political Calls, both the CEO and major shareholder each spent approximately $1,070 on April 24, 2006 and purchased preferred shares in this Company, they sold their shares on January 16, 2009, and each received $3,000.


    We will continue to evaluate your response to comment 13 in our letter dated January 7, 2010 after you address the above comment.


14. Refer to prior comment 22 as it related to comment 30 in our letter dated November 24, 2009. We note that on February 16, 2010, the company that you disclose you acquired in July 2008 again filed a report that appears to represent to investors that it is not wholly owned by you and that it has over 10 million outstanding shares. Please ensure that the filings of companies you control are amended promptly to reflect accurately their status.

Response:  We have amended our Form 10-Q and Form 10-K.

Item 9(a) Market Information, page 30
-------------------------------------

15. Refer to your response to prior comment 11 and comment 32 in our letter to you dated November 24, 2009. We note that you continue to disclose that "the Company has been cleared for trading." Please tell us what you have told OTC Bulletin Board officials regarding your Exchange Act reporting status and the status of our comments regarding your registration statement, particularly given your conclusion that you "are not going to win th[e] argument." Include in your response the name and contact information for the OTC Bulletin Board officials with whom you have communicated regarding these matters.

Response: We respectfully note the Staff's comment. As you are well aware, an Issuer is not allowed to communicate with FINRA or OTC Bulleting Board officials concerning the listing of their stock. All communications must be made directly with FINRA through a member firm. The OTCBB is a quotation medium for its subscribing members, only Market Makers can apply to quote securities on the OTCBB. As disclosed in our previous comment letter, IVPSA purchased 100% of EZJR. The Articles of Merger made both companies the same entity. Therefore, the Company was required to take over the reporting requirements of the original EZJR. Since EZJR and IVPSA became one entity, the Company became fully reporting, it had a registration statement that was effective without any outstanding SEC comments.


Dismissal, page 33
------------------

16. Please clarify for investors what an "Exhibit 16 letter" is. Also include the disclosure required by Rule 12b-21(b).

Response: We have added disclosure to clarify the meaning of an "Exhibit 16 letter."


Financial Statements, page F-1
------------------------------

17. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Response:  The financial statements have been updated.


18. Your response to prior comment 25 did not tell us how you considered the disclosure requirements of section 250-10-50 of FASB ASC for the differences noted in your re-audited and re-issued financial statements. Therefore, we re-issue the last part of our comment and ask you to tell us how you considered the disclosure requirements of section 250-10-50 of FASB ASC for the changes that appear in your re-audited financial statements.

Response: As stated, in the latest audit we broke out each invoice for services into accounts payable, whereas, our former auditor required that the invoices be grouped together and expensed at the time of payment. We believe this provides greater clarity concerning our disclosure requirements.

Note 1. General Organization and Business, page F-7a
----------------------------------------------------

19. We note your response to prior comment 27. However, we re-issue our comment in its entirety. Please disclose in your footnote the amount and type of consideration paid for the shares of EZJR. Please also disclose in your footnote how you accounted for the acquisition and tell us how this transaction is reflected in your statement of cash flows. Please tell us what you mean by, "The transaction was not recorded because it took place between two individual entities; therefore, it would not be reflected on the Company's financials." It is not clear to us why the transaction would not be reflected in the statement of cash flows if IVP paid $4,000 to EZJR's sole stockholder for all the outstanding stock of EZJR. Refer to paragraphs one and two under Business History, page 3. Please tell us the authoritative accounting literature you relied upon.

Response: We have disclosed in our footnote the amount and type of consideration paid for the shares of EZJR shares. Please note, as we explained to our auditor, these shares were purchased for $4,000 in a private transaction with the former owner of EZJR. The money was paid by the two major shareholder of the company and deposited into an attorney client trust account. The attorney paid the former owner for these shares. Therefore, since this was considered a private transaction, it is not reflected in the financials.

Note 6. Exclusive Option Agreement, page F-11a
----------------------------------------------

20. We recognize your response to prior comment 30. However, it is not clear what you mean by "The expense was recognized when incurred." Please tell us and explain if you recognized the option cost: totally upon payment for the option; totally at the beginning of the option period; ratably over the life of the option period; totally at the expiration of the option period; etc.

Response: In order to provide clarification, we have deleted the reference "when incurred" and added "upon payment for the option."

Form 10-Q for the Quarterly Period Ended December 31, 2009
----------------------------------------------------------

21. Given your response to prior comment 22 as it applies to comment 29 in our letter to you dated November 24, 2009, please revise the facing page of this Form 10-Q to remove the representation that you haven been subject to the reporting requirements for the past 90 days.

Response: We have revised the facing page to remove the representation that we have not been subject to the reporting requirements for the past 90 days.

Item 4T. Controls and Procedures, page 20
-----------------------------------------

22. Please amend your Form l0-Q to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and I5d-15(e)) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15. Refer to Item 307 of Regulation S-K.

Response: We have amended our Form 10-Q to disclose conclusions of our principal executive officer regarding the effectiveness of your disclosure controls and procedures. See third paragraph under Item 4T.


23. You disclose that you were required by Rule 13a-15(b) of the Exchange Act, to carry out an evaluation to provide reasonable assurance regarding the reliability of financial reporting and the reparation of the financial statements in accordance with U. S. generally accepted accounting principles. Please revise so that your disclosure is consistent with Rule 13a-15(b), which states that you must evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter.

Response: We have revised our disclosure to state that "we must carry out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of each fiscal quarter."


24. Further, you disclose that under your evaluation, you examined those disclosure controls and procedures as of December 31, 2009, and concluded that, during the period covered by the report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules. This disclosure may be confusing since it refers to an evaluation of disclosure controls and procedures, but appears to try to provide a conclusion with respect to internal controls and procedures. As noted in our above comments, you should comply with
     Item 307 of Regulation S-K with respect to your disclosure controls and procedures. While you are not required to provide a report of management on your internal control over financial reporting as of the end of your interim period reports, when you do you should comply with the requirements of Item 308 of Regulation S-K. Please revise accordingly.

Response:  We have revised this section to avoid confusion.

Item 1A, Risk Factors, page 22
------------------------------

25. Please tell us where you have filed your Form 10-K for the fiscal year ended June 30, 2009 and the risk factors you reference on page 22.

Response: The Form 10-K was filed with the Commission on October 13, 2009 under SEC File Number 000-51861. We have filed an amended Form 10-K under SEC File Number 000-53810 to avoid confusion.


Exhibit Index
-------------

26. We note that your exhibit index differs from the exhibit index included in your Form 10. For example, the reference to your filed bylaws appears to be different. Please reconcile.

Response: Based on your comment, we also noted that the Exhibit Index on the Form 10 for the bylaws was incorrect. The date has been reconciled.


Exhibit 31.1
------------

27. We note that you replaced the words "the registrant" with the words "the small business issuer" in paragraphs 3, 4, 4(a), 4(c), 4(d), 5 and 5(h) in the certification required by Exchange Act Rule 13a-14(a). In future filings, including any amendments, please revise the certification to be consistent with Item 601(b)(31)(i) of Regulation S-K.

Response: We appreciate the guidance, in future filing we shall replace words "the small business issuer" with "the registrant."


28. We note the first line in the certification indicates it is the "Certification of Chief Executive Officer." In future filings, including any amendments, please clarify, if true, that the exhibit is the certificate of both the principal executive officer and principal financial officer.

Response: We appreciate the guidance, in future filings our certification will include both the principal executive officer and principal financial officer titles.

Mr. Mumford, we want to thank you for the time and effort you spent in helping us with the applicable disclosure requirements for our amended Form
10. Again, we apologize for the delay in responding to your comment letter. We hope our responses satisfactorily address your comments.

Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

EZJR, Inc.

By:  /s/  T J Jesky
---------------------------------
          T J Jesky
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel